UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 30 April 2020

Financial results at 31 March 2020

Continued growth in Revenue and EBITDAaL at the onset of the Covid crisis

In millions of euros	Q1 2020	Q1 2019 comparable basis	Q1 2019 historical basis	change comparable basis	change historical basis
Revenues	10,394	10,290	10,185	1.0%	2.1%
EBITDAaL	2,602	2,588	2,583	0.5%	0.7%
eCAPEX (excluding licenses)	1,580	1,631	1,632	(3.1)%	(3.2)%
EBITDAaL - eCAPEX	1,022	957	951	6.8%	7.4%

• Orange Group revenues were up 1.0%[1] year on year in the 1st quarter, driven by solid growth in Africa and Middle East and improvement in the Enterprise, France and Europe segments.

Revenues in Africa and Middle East grew by 6.2%, and in France by 0.5%, with a 2.2% increase in retail services excluding PSTN. Enterprise revenues grew by 0.8% and Europe by 0.3%. Spain revenues declined by 2.4%.

This momentum occurred against the backdrop of the very beginning of the Covid crisis, which led to a decrease in equipment sales due to the closure of three quarters of Orange stores in European countries from mid-March and a decline in roaming revenues.

• EBITDAaL was up 0.5% year on year and EBITDAaL from telecom activities which reached 2.64 billion euros, was up 0.1%.

• eCapex was 3.1% lower year on year, or -51 million euros less, due to delays in fixed and mobile network investments, in particular related to the impact of the Covid crisis.

These good results reflect the Group's strategy that is built around increased connectivity and new growth areas.

• Convergent offers totalled 10.8 million customers at March 31, 2020, up 3% year on year, confirming Orange in its position as Europe's leading convergent operator.

• Fibre’s continued success resulted in 8.1 million very high-speed fixed broadband customers at March 31, 2020, up 20.7% year on year. In Europe, with 40.5 million households connectable to very high-speed broadband of which 39 million are FTTH lines, Orange remains the undisputed leader in fibre deployment.

• In France, Orange has become the French telecoms market leader in terms of customer experience measured by NPS (Net Promoter Score).

• In Africa and Middle East, the deployment of 4G continues, reaching 26.5 million customers, up 50.6% in the last 12 months.

• Orange Money remains a major growth driver for Orange's operations in Africa and Middle East, and the service continued to be extended with the launch of the service in Morocco in March.

2020 outlook

Based on currently available information, Orange does not expect a significant deviation from its financial objectives for the fiscal year 2020 but will closely monitor developments. The Group will therefore consider an update of its 2020 financial objectives at the publication of its second-quarter results when it has the benefit of greater visibility on the impact of the crisis linked to Covid-19.

Commenting on the publication of the 1st quarter 2020 results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

"During this first quarter, the final weeks of which were struck by an unprecedented crisis linked to the Covid-19 pandemic, the Group continued its growth momentum in terms of revenues (+1.0%) and EBITDaL (+0.5%). This growth has been underpinned by strong performances in our Africa & Middle East business, progress in the Enterprise market, in France and in Europe. We recorded a solid performance in our retail operations, although this was mitigated in the second half of March by the closure of the vast majority of our stores in Europe.

The importance of telecoms in this crisis in ensuring the continued functioning of the economy and of our societies confirms the strategic nature of our activities and provides further confirmation for our strategy in very high-speed networks. Our fibre deployment continues to accelerate with close to 40 million households now connectable to the fibre optic network, underpinning our strong commercial performance. In this quarter the number of fibre customers reached 7.8 million, up 20% and boosted notably by uptake in France which saw a record quarter with 192,000 new subscriptions. In mobile, Orange passed the threshold of 70 million 4G customers, of which 26.5 million are in Africa & Middle East. More than ever, the roll-out of very high-speed mobile coverage throughout our territories remains a priority.

Elsewhere, we continue to reap the rewards of our investments in the quality of our customer experience. In France, for example, Orange is now the country’s leading operator in terms of Net Promoter Score (NPS).

The announcement of these results gives me the opportunity to underline how Orange has more than risen to its responsibilities in the face of the health crisis. Rarely in greater demand, our networks have withstood the pressure and allowed us to satisfy the even more than usual essential needs of our retail and business customers. Beyond our day-to-day operations, strengthened by our roots in our local communities, Orange has acted responsibly, contributing 400 million euros in support of collective efforts and cohesion through a wide range of initiatives.

All this has enabled the flawless deployment of Orange’s entire workforce. I’d like to express my special thanks to the 20,000 Orange colleagues who since the very beginning of the crisis have been at work, on the ground and with our customers, in Europe, in Africa and in the Middle East. The mobilisation of the whole company, in a way that is as strong as ever, will continue as long as necessary so as to contribute to the relaunch of the economies of all the countries where the Group is present."

Key figures

Quarterly data

In millions of euros	1Q 2020	1Q 2019 comparable basis	1Q 2019 historical basis	variation comparable basis	variation historical basis
Revenues	10,394	10,290	10,185	1.0%	2.1%
France	4,431	4,409	4,407	0.5%	0.6%
Spain	1,287	1,318	1,318	(2.4)%	(2.4)%
Europe	1,401	1,396	1,389	0.3%	0.8%
Africa & Middle East	1,445	1,360	1,349	6.2%	7.1%
Enterprise	1,934	1,918	1,831	0.8%	5.6%
International Carriers & Shared Services	374	371	371	0.7%	0.7%
Intra-Group eliminations	(477)	(482)	(480)
EBITDAaL (1)	2,602	2,588	2,583	0.5%	0.7%
o/w telecom activities	2,636	2,632	2,627	0.1%	0.3%
As % of revenues	25.4%	25.6%	25.8%	(0.2 pt)	(0.4 pt)
o/w Orange Bank	(34)	(44)	(44)	23.1%	23.1%
eCAPEX	1,580	1,631	1,632	(3.1)%	(3.2)%
o/w telecom activities	1,574	1,623	1,624	(3.0)%	(3.0)%
as % of revenues	15.1%	15.8%	15.9%	(0.6 pt)	(0.8 pt)
o/w Orange Bank	6	8	8	(28.1)%	(28.1)%
EBITDAaL - eCAPEX	1,022	957	951	6.8%	7.4%

(1) Adjustments to the presentation of EBITDAaL are described in Appendix 2.

More detailed information on the Group's results and performance indicators is available on the Orange website in the "Investors/Results and Presentations" section:

https://www.orange.com/fr/Investisseurs/Resultats-et-presentations

Comments on key Group figures

Revenues

Orange Group revenues totalled €10.4 billion in the 1st quarter, up 1.0% year on year. This momentum was driven by growth in all segments except for Spain. Africa and Middle East grew by 6.2%, France by 0.5%, posting 2.2% growth in retail services excluding PSTN, the Enterprise segment by 0.8%, and Europe by 0.3%. Spain declined by 2.4%.

At Group level, the performance of the principal services was as follows:

Revenues from Convergence services in all European countries were €1.83 billion in the 1st quarter, up 4.5% year on year. This increase enabled Orange to consolidate its position as the leading convergent operator in Europe.

Revenues from mobile-only services were €2.6 billion in the 1st quarter, up 0.4% year on year.

Revenues from fixed-only services were €2.33 billion in the 1st quarter, down 2.3% year on year. The 2.0% increase in fixed broadband revenues, which now represent more than 39% of fixed-only services, did not offset the 13.6% decline in fixed narrowband services.

Revenues from IT and integration services posted accelerated growth of 10.3% in the 1st quarter (€779 million). This growth was driven by the Enterprise market as well as by Poland.

Wholesale revenues totalled €1.93 billion in the 1st quarter, up 1.9% compared with a 1.4% decline in the 1st quarter of 2019. This growth was driven by wholesale fixed services, in particular revenues related to the construction of PINs in France.

Revenues from equipment sales were down 10.0% (€650 million) and were impacted by a slowdown in the market and, since March 16, by the closure of 3/4 of the stores in the European countries where Orange is present.

Customer base growth

In the 1st quarter of 2020, the Group revised its method of counting Internet accesses on its services, the changes to which are explained in detail in Appendix 2 "Key performance indicators". At March 31, 2020, the Group's principal customer bases showed the following performance:

• The convergent customer base totalled 10.8 million customers, up 3% year on year, enabling Orange to consolidate its position as Europe's leading convergent operator.

• The 4G customer base totalled 70.1 million customers, up 19.3% year on year, with sustained growth in all countries where Orange markets 4G, and particularly in Africa and Middle East, where the customer base grew 50.6% year on year.

• The very high-speed fixed broadband customer base totalled 8.1 million customers, up 20.7% year on year. In Europe, with 40.5 million households connectable to very high-speed broadband of which 39 million are FTTH lines, Orange remains the undisputed leader in fibre deployment.

• The IPTV and satellite TV customer base totalled 10 million customers as of March 31, 2020, up 3.5% year on year.

EBITDAaL

Group EBITDAaL amounted to €2.60 billion in the 1st quarter, up 0.5% year on year.

EBITDAaL from telecom activities was €2.64 billion in 2020, up 0.1% year on year.

eCAPEX

Group eCAPEX amounted to €1.6 billion, down 3.1% in the 1st quarter due to delays in fixed and mobile network investments related in particular to the impact of Covid.

Despite this decline, the Group continued to reap the benefits of its ambitious fixed and mobile broadband deployment strategy. As a result, at March 31, 2020, the Group had 41.6 million households connectable to very high-speed fixed broadband, a year-on-year growth of 43.7% in France, 6.6% in Spain and 24% in Poland. The Group also continued to improve its mobile network, with more than 98% 4G coverage in France, Belgium, Poland, Luxembourg, Romania and Moldova. Coverage reached at least 96% in its other European countries and included 15 countries in Africa and the Middle East. 5G has been marketed in Romania since the 4th quarter of 2019.

Changes in asset portfolio

The Group did not make any changes to its asset portfolio in the 1st quarter of 2020.

2019 dividend

Taking into account the uncertainties generated by the exceptional crisis resulting from the Covid-19 epidemic, the Board of Directors will propose to the Shareholders’ Meeting of May 19, 2020 that the dividend for the fiscal year 2019 be reduced from €0.70 to €0.50 per share and that the distribution of a dividend of €0.50 per share be approved. Given the payment of an interim dividend of €0.30 on December 4, 2019, the balance of the dividend will be, subject to approval by the Shareholders’ Meeting, €0.20 per share and will be paid in cash on June 4, 2020, with an ex-dividend date of June 2, 2020.

For the period 2020 to 2023, the objective to distribute a dividend of €0.70 per share will be reviewed at a later date in light of the evolving situation. The Board of Directors has provided for the right to offer shareholders the option of being paid a 2020 interim dividend in Orange shares.

Covid impact

The exceptional conditions resulting from the start of the Covid crisis in March demonstrated the vital importance of Orange and its networks, which absorbed a significant increase in traffic with excellent quality of service. However, these conditions also impacted the Group's commercial activities, with a reduction in equipment sales due to the closure of three quarters of the Group’s stores in European countries and a decline in roaming revenues.

Review by operating segment

France

In millions of euros	1Q 2020	1Q 2019 comparable basis	1Q 2019 historical basis	variation comparable basis	variation historical basis
Revenues	4,431	4,409	4,407	0.5%	0.6%
Retail services	2,692	2,693	2,692	(0.0)%	0.0%
Convergence	1,137	1,078	1,072	5.4%	6.0%
Mobile Only	565	580	586	(2.7)%	(3.6)%
Fixed Only	991	1,034	1,034	(4.2)%	(4.2)%
Wholesale	1,336	1,303	1,300	2.6%	2.8%
Equipment sales	252	297	297	(15.2)%	(15.2)%
Other revenues	151	117	117	29.3%	28.7%

In France, revenues grew with strong fixed broadband sales despite the Covid impact and a record Q1 for fibre.

Revenues in France were up 0.5% in the 1st quarter year on year, driven by services billed to customers excluding PSTN (+2.2%) as well as wholesale services driven by the deployment of PINs.

Revenue from retail services was stable in the 1st quarter, an improved trend compared to 2019, when it was down 1.6% for the full year. In the 1st quarter, convergent revenues grew by 5.4% driven by the increase in the number of lines per convergent offer, fibre penetration and the base price increase on Open mini launched last autumn. Mobile-only revenues alone were down 2.7% and fixed-only revenues were down 4.2%, impacted by migration to convergence services and the continued decline in narrowband services. Wholesale revenues grew 2.6% in the 1st quarter, compared to 0.9% growth in the 1st quarter of 2019, driven by the construction of PINs, as well as sales of our wholesale FTTH offers to third-party carriers, which offset the decline in the unbundled market and in mobile roaming. Revenues from equipment sales fell 15.2%, impacted since March 16 by the closure of all stores in France and a slowdown in the market.

"Other revenues" growth of 29.3% year on year (€34m) in the 1st quarter was driven by the impact of the launch of the built-to-suit program, which will enable Orange to undertake the accelerated deployment of its mobile network and increase the density of its coverage in rural areas and on transportation routes while still retaining the investment power needed to consolidate its leadership across the entire network.

Excluding ePresse and audiobook offers, convergent ARPO increased by €1.50 over the quarter to €68.6, a 2.3% growth, accelerating from the 1.6% growth in the previous quarter. Mobile-only ARPO decreased by €0.10 year on year to €16.60 in the 1st quarter due to decreases excluding international voice and roaming rate plans partly related to the Covid impact and new European pricing. Fixed broadband ARPO alone registered a limited decrease of -€0.19 year on year to a level of €36.2 thanks to the price increase in streaming and the discontinuation, for two quarters now, of the €5 discount for ADSL to FTTH migrations.

In terms of sales performance in the 1st quarter, mobile contracts recorded a decline in net adds of 58,000 whereas churn (down 0.6 pts) continued to improve (11.7%).

Fixed broadband recorded 37,000 net adds in the 1st quarter, driven by a very good quarter for fibre with 192,000 net adds, an all-time high for a 1st quarter. The pace of fibre deployment accelerated in the 1st quarter, at least until mid-March, with 17.8 million connectable households, up 43.7% year on year, and 3.5 million fibre customers.

The broadband convergent retail customer base grew by 1.8% year on year. The profusion-led marketing strategy continues to bear fruit (19,000 more multi-line Open customers) with 1.68 mobile lines per convergence offer, up 2% year on year.

Spain

In millions of euros	1Q 2020	1Q 2019 comparable basis	1Q 2019 historical basis	variation comparable basis	variation historical basis
Revenues	1,287	1,318	1,318	(2.4)%	(2.4)%
Retail services	910	953	953	(4.6)%	(4.6)%
Convergence	517	530	530	(2.4)%	(2.4)%
Mobile Only	267	296	296	(10.0)%	(10.0)%
Fixed Only	124	125	125	(1.3)%	(1.3)%
IT & Integration services	2	1	1	48.1%	48.1%
Wholesale	220	210	210	4.8%	4.8%
Equipment sales	145	155	155	(6.3)%	(6.3)%

Spain had commercial success with its high-value offers but continues to be impacted by an overall market shift towards low-cost products.

Orange Spain revenues declined 2.4% in the 1st quarter, as revenues from retail services decreased 4.6%.

Revenues from convergent offers were 2.4% lower in the 1st quarter, while mobile-only revenues fell 10.0% and fixed-only revenues fell 1.3%. Revenues from wholesale services rose 4.8% in the 1st quarter, driven by continued strong international traffic, and revenues from equipment sales declined 6.3%, impacted by a market slowdown and, since March, by the closure of more than 90% of stores in Spain.

In a market that is becoming polarized, the more-for-more commercial strategy with the launch of our unlimited offers in February on the upper end of the market is bearing fruit with an increase of more than €0.20 year on year in convergent ARPO, which stands at €58.30.

The contrasting effect of this more value-oriented strategy is a decline in net adds of fixed broadband (-59,000) and mobile contract excluding M2M (-127,000).

At the lower end of the market, our net add volumes continue to grow and almost tripled year on year. The launch of convergent offers across all of our low-cost brands in the coming months will aim to capture the volume potential of this segment.

Europe

In millions of euros	1Q 2020	1Q 2019 comparable basis	1Q 2019 historical basis	variation comparable basis	variation historical basis
Revenues	1,401	1,396	1,389	0.3%	0.8%
Retail services	921	883	876	4.3%	5.1%
Convergence	178	142	142	25.3%	24.9%
Mobile Only	515	529	529	(2.7)%	(2.8)%
Fixed Only	156	165	165	(5.2)%	(5.2)%
IT & Integration services	72	48	39	51.0%	83.1%
Wholesale	260	259	260	0.6%	0.3%
Equipment sales	186	203	203	(8.3)%	(8.5)%
Other revenues	33	51	51	(34.2)%	(33.9)%

Growing revenues.

In the Europe segment (which includes Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) rose 0.3% in the 1st quarter. This increase is the result of a solid increase of 4.3% in revenues from retail services in the 1st quarter, accelerating from a 2.4% increase in the previous quarter.

In this segment, revenues from convergent offers continued to grow strongly, up 25.3%. Mobile-only revenues were down 2.7% in the 1st quarter impacted in particular by migrations towards convergence. Fixed-only revenues declined 5.2%, an improvement compared to the 8.0% decrease in the 4th quarter of 2019. Revenues from IT and integration services continued to increase strongly rising 51.0%, compared to 13.4% in the previous quarter, driven primarily by Poland.

Wholesale revenues recovered growing 0.6% due to better MVNO momentum, which offset the decline in mobile termination rates and the end of domestic roaming agreements. Revenues from equipment sales decreased 8.3% impacted by a slowdown in the market and, since March, the closure of three quarters of the stores in that region.

In terms of sales performance in the 1st quarter, the mobile contract base excluding M2M recorded 28,000 net adds, a better performance than in the 1st quarter of 2019 (+26,000). Broadband growth drivers were confirmed with the FTTH customer base growing by 54,000 net adds in the 1st quarter.

At the European country level, Poland posted a 7th consecutive quarter of growth, up 0.9%, driven by a 5.1% acceleration in retail services. Revenue growth in Belgium and Luxembourg was 1.9% in the 1st quarter, down from the previous quarter's growth of 4.8%, still driven by momentum from retail services (4.6%) and convergent services in particular. Central Europe revenues decreased 1.7% in the 1st quarter, compared to an increase of 0.5% in the previous quarter, mainly due to lower mobile call terminations in Romania.

Africa & Middle East

In millions of euros	1Q 2020	1Q 2019 comparable basis	1Q 2019 historical basis	variation comparable basis	variation historical basis
Revenues	1,445	1,360	1,349	6.2%	7.1%
Retail services	1,233	1,131	1,125	9.0%	9.6%
Mobile Only	1,094	1,009	1,005	8.4%	8.9%
Fixed Only	133	119	117	12.0%	13.5%
IT & Integration services	6	3	3	94.2%	94.9%
Wholesale	181	199	197	(9.5)%	(8.3)%
Equipment sales	20	22	21	(7.4)%	(3.8)%
Other revenues	10	7	6	42.8%	81.3%

Africa & Middle East continued on its growth trajectory with an increase in revenues driven by solid momentum in retail services.

Africa & Middle East revenues rose 6.2% in the 1st quarter, a slight improvement compared with the previous quarter (+6.1%). Revenues from retail services rose strongly up 9.0%, an acceleration compared to the 4th quarter of 2019 (8.5%), driven by the efficiency of the growth drivers which are data, Orange Money and now fixed broadband.

Mobile-only revenues grew 8.4% in the 1st quarter with the 4G customer base reaching 26.5 million, an increase of 50.6% in 12 months. This increase is supported by the growth of data in particular. The composition of the mobile base is improving, with the billed base rate (one act per month minimum) up 1 percentage point and the churn rate down 2 points compared to the 1st quarter of 2019.

Fixed-only revenues rose 12.0% in the 1st quarter, a marked acceleration compared to the 6.4% increase in the previous quarter. The number of fixed broadband customers grew 21% year on year, reaching 1.3 million customers at March 31, 2020, thus confirming its role as a growth driver.

Revenues from wholesale services were down 9.5% in the 1st quarter, impacted principally by the decline in international transit business. This segment now represents only 12% of the consolidated total. Revenues from equipment sales also fell, down 7.4% due to a market slowdown.

Orange Money revenues climbed 22.3% in the 1st quarter, with an active customer base* of 18.6 million, which grew by 20.3% over the last 12 months.

For all Africa & Middle East countries, the mobile customer base rose 4.8% to over 123 million customers, even taking into account the impact of the exit from Niger.

The countries that contributed most to total revenues in Africa and the Middle East continued to grow at a steady pace in the 1st quarter. Egypt grew 10.6%, driven by data and very significant equipment sales. Côte d’Ivoire increased 9.5% thanks to data and the development of a value-oriented market. In addition, the Sonatel Group continued to grow fuelled by retail services, due to data and Orange Money, with Senegal in particular having clearly regained leadership in mobile net adds after a disputed 4th quarter of 2019.

Enterprise

In millions of euros	1Q 2020	1Q 2019 comparable basis	1Q 2019 historical basis	variation comparable basis	variation historical basis
Revenues	1,934	1,918	1,831	0.8%	5.6%
Fixed Only	974	992	986	(1.8)%	(1.2)%
Voice	307	328	327	(6.5)%	(6.2)%
Data	667	664	659	0.5%	1.3%
IT & Integration services	737	690	609	6.9%	21.2%
Mobile *	223	237	237	(5.8)%	(5.8)%
Mobile Only	166	181	181	(8.6)%	(8.5)%
Wholesale	10	10	10	0.5%	0.5%
Equipment sales	48	46	46	3.9%	3.9%

Enterprise revenues grew for the 6th consecutive quarter, mainly due to continued growth in IT and integration services.

Revenues in the Enterprise segment increased 0.8% in the 1st quarter, the 6th consecutive quarter of growth. IT and integration services and, to a lesser extent, data services were the primary engines of this growth.

Revenues from IT and integration services rose 6.9% in the 1st quarter, an acceleration compared to the 5.3% increase in the previous quarter. At March 31, 2020, IT and integration services represented 38% of Enterprise segment revenues.

Data revenues, which remain resilient, grew +0.5%. Revenues from traditional voice services, however, were down 6.5% in the 1st quarter. Mobile* revenues declined 5.8% in the 1st quarter principally due to lower roaming revenues which were strongly impacted by the Covid 19 crisis.

The Covid 19 crisis further revealed the crucial role played by Orange Enterprise Services, with dozens of customer testimonials emphasizing that the mobilization and responsiveness of Orange Enterprise Services teams had been essential to the continuation of their business. Many interventions for emergency services and the healthcare sector were carried out within tight deadlines, enabling them to deal with the crisis. This was made possible thanks to the immediate activation of the Orange Enterprise Services Business Continuity Plan, which demonstrated its reliability and efficiency, as well as the involvement of all teams around the world.

* Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

International Carriers & Shared Services

In millions of euros	1Q 2020	1Q 2019 comparable basis	1Q 2019 historical basis	variation comparable basis	variation historical basis
Revenues	374	371	371	0.7%	0.7%
Wholesale	271	274	274	(0.9)%	(0.9)%
Other revenues	103	96	97	6.6%	6.2%

Revenues from International Carriers and Shared Services rose 0.7% in the 1st quarter, a clear improvement over the 9.3% decline in the previous quarter, driven by the laying and maintenance of submarine cables and content (OCS).

Other revenues from the operating segment increased, rising 6.6% in the 1st quarter, an acceleration compared to the 3.6% increase in the previous quarter. Other revenues consist mainly of the laying and maintenance of submarine cables, content (OCS and Orange Studio), consulting (Sofrecom) and secure-TV access (Viaccess).

Orange Bank

At March 31, 2020, Orange Bank had over 580,000 customers, representing growth of more than 30% year on year due to both the diversification of the products offered in France and strong sales momentum in Spain. Our value-oriented approach is bearing fruit: 50% of new customers in France in the 1st quarter chose a paid offer.

Schedule of upcoming events

05/19/2020 - Annual Shareholders' Meeting

07/30/2020 - Publication of first-half 2020 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communication: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation and results of operations. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the consequences of the Covid-19 outbreak are uncertain; it could have an impact on the Group’s business and financial situation and may exacerbate the risks that the Group could face. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: adjusted data to income statement items

	1Q 2020			1Q 2019 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,394	-	10,394	10,185	-	10,185
External purchases	(4,384)	-	(4,384)	(4,274)	-	(4,274)
Other operating income	137	-	137	144	-	144
Other operating expense	(86)	(2)	(88)	(101)	(4)	(105)
Labor expenses	(2,195)	(19)	(2,215)	(2,158)	(86)	(2,243)
Operating taxes and levies	(915)	-	(915)	(887)	-	(887)
Gains (losses) on disposal of fixed assets, investments and activities	-	57	57	-	47	47
Restructuring costs	-	(6)	(6)	-	(12)	(12)
Depreciation and amortization of financed assets	(9)	-	(9)	(1)	-	(1)
Depreciation and amortization of right-of-use assets	(312)	-	(312)	(297)	-	(297)
Impairment of financed assets	-	-	-	-	-	-
Impairment of right-of-use assets	-	-	-	(1)	-	(1)
Interests expenses on liabilities related to financed assets	(0)	0	-	-	-	-
Interests expenses on lease liabilities	(28)	28	-	(29)	29	-
EBITDAaL	2,602	57	-	2,583	(26)	-
Significant litigation	-	-	-	(65)	65	-
Specific labour expenses	(17)	17	-	(20)	20	-
Fixed assets, investments and business portfolio review	57	(57)	-	47	(47)	-
Restructuring program costs	(6)	6	-	(12)	12	-
Acquisition and integration costs costs	(4)	4	-	(5)	5	-
Interests expenses on liabilities related to financed assets	-	(0)	(0)	-	-	-
Interests expenses on lease liabilities	-	(28)	(28)	-	(29)	(29)

Appendix 2: key performance indicators

In thousand, at the end of the period	March 31 2020	March 31 2019
Number of convergent customers	10,825	10,506
Number of mobile accesses (excluding MVNOs) (1)	208,532	201,122
o/w	Mobile accesses of convergent customers	19,291	18,425
Mobile only accesses	189,241	182,696
o/w	Contract customers	74,860	71,617
Prepaid customers	133,671	129,504
Number of fixed accesses (2)	45,193	46,465
Number of fixed retail accesses	29,349	30,189
Number of fixed broadband accesses	20,776	20,273
o/w	Accesses with very high-speed broadband	8,105	6,713
Accesses of convergent customers	10,825	10,506
Fixed only accesses	9,952	9,767
Number of fixed narrowband accesses	8,572	9,916
Number of fixed wholesale accesses	15,844	16,276
Group total accesses (1+2)	253,725	247,587

2019 data is on a comparable basis.

During the first quarter of 2020, the Group revised its method of counting accesses. This change mainly results from a difference in the methodology used for aggregating bases and also from a harmonization between countries and the integration of Wholesale FTTH access bases.

Previously, the Group distinguished between (i) mobile service customers, (ii) fixed-line telephony customers and (iii) fixed broadband service customers. Since January 1, 2020, the Group has made a distinction between (i) mobile accesses and (ii) fixed accesses, which now include fixed broadband accesses. In addition, fixed accesses now include Wholesale FTTH accesses in France and Spain (co-financed lines and leased lines).

On total accesses for the Group, this change leads to a net decrease of 13.1 million in the Group's accesses as of December 31, 2019, through (i) eliminating double counting (mainly fixed broadband customers without PSTN access who were counted in the fixed broadband customer base and in the fixed-line telephony customer base), (ii) for the PSTN customer base, measured by number of accesses (and no longer by number of lines), (iii) aligning methodology between countries, and (iv) the integration of Wholesale FTTH access bases. Data for 2019 and 2018 were adjusted on this basis.

The key indicators by country are shown on the Orange Group website orange.com, in the Investors section of the document "Orange Investors data book Q1 2020", directly accessible through the following link:

https://www.orange.com/en/Investors/Results-and-presentations/Folder/All-consolidated-results

Appendix 3: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, this corresponds to the net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[2]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, all variations in this press release are presented on a like-for-like basis

[2] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: April 30, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations